The Monarch Cement Company
Discussion Paper re: Staying Public or Going Private
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Overview

The Monarch Cement Company (Monarch) has been a public company since 1913. The decision to be a public company in the early 20th century had a different business purpose than it does in today’s economic climate. All companies should periodically review their strategic goals and related business purpose to determine if they remain in line with their capital formation and financing needs. The goal of this discussion paper is to assist the board in preparing for their April 9th meeting regarding the company’s consideration of remaining public or pursuing a strategy to take the company private.

This discussion paper provides a high level analysis of the advantages and disadvantages of being a public company as well as considerations related to becoming a private company.

Why Public?

Being a public company is not for everyone. The potential pitfalls are numerous and the stakes and costs are high. Monarch should evaluate the advantages and disadvantages of remaining as a public company in the context of shareholder and corporate objectives.

One approach to determining the feasibility of remaining public given Monarch’s fundamentals would include a consideration of the following:

•	Business model and management capability
•	Growth potential and market size
•	Financial track record
•	Valuation and comparative value
•	Shareholders’ objectives
•	Current stage in Monarch’s life cycle
•	Prospects and position within industry
•	Investor base and analyst coverage

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This analysis would essentially require the Board to rank each fundamental based on its dependence of being a public company. For example, if Monarch were in rapid growth mode in its life cycle, the need for ready access to capital could be substantial. As such, in this example, the capital needs to fund growth could very likely be dependent on remaining as a public company.

Given the history of Monarch, its growth strategy and its limited trading activity, it certainly suggests that very few, if any of the above fundamentals, are dependent on Monarch remaining as a public company.

The next step would be to revisit the traditional list of advantages and disadvantages of being a public company to assess if Monarch is realizing the benefits attributable to public companies. The following tables list the typical advantages and disadvantages of being public. In the right hand column, commentary has been added. The commentary is based upon discussions with senior management officials about the relative importance or impact for each element.

Advantages of Being a Public Company

Typical Advantages	Observation/Comments
Greater access to funds since company can likely obtain favorable terms from banks and other lenders	Management is not aware that they receive any favorable terms in financing transactions. It’s all about the company’s ability to repay the debt through cash flow.
Enhances prestige
Management believes they operate more like a private company and outsiders are often surprised to find out the company is public. Management believes being a good corporate citizen and sound company is what enhances their prestige

Facilitates future acquisitions of other businesses, which may be paid for at least partially in a public company’s shares	Only one acquisition in the company’s history used its publicly traded stock to consummate the transaction. Management did say the transaction could still have occurred without stock.
Achieves higher valuations than private enterprises since greater disclosure of information reduces uncertainty around performance and increases value	The company is not closely followed by any analyst and its market capitalization is basically at book value.
Provides a potential exit strategy and liquidity for investors, owner and (or) shareholders
There is liquidity to the company’s stocksince it is public. However, the trading volume is low and share price is essentially at book value such that there is little to no advantage to existing shareholders.

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Typical Advantages	Observation/Comments
Attracts, retains and rewards valued employees through share option plans	The company has never had a stock option plan. The company likes to keep things simple. Stock options add to the complexity
Enhances benchmarking operations against other public companies from same industry
The company does all of its industry benchmarking through their membership in the Portland Cement Association. In  contrast, certain close competitors of the company are private and they can see what Monarch is doing more rapidly due to the volume of SEC reporting requirements

Retains future upside potential in business	The company has never gone into the public markets to raise capital to fund growth
Opportunity for reducing debt or refinancing	The company has never gone into the public markets to raise capital to liquidate debt

Disadvantages of Being a Public Company

Typical Advantages	Observation/Comments
Highly distracting and time consuming due to need for periodic reporting and investor relations	Management believes that there is little or no benefit to the company for all the effort spent to stay in compliance with ever growing SEC rules and reporting requirements
High costs due to initial and ongoing expenses, including payments to external advisors for regulatory compliance and maintaining a listing	Costs are discussed in a later section. The significance of direct costs alone is one good reason to consider going private
Limits on management’s freedom to act including need for approval of board or shareholders on many major matters
Management believes their freedom is not impacted by the board needing to approve everything that the company does.  Management believes that their ability to do more timely and effective operational  reporting is limited by the time needed to comply with regulation and rules

Potential loss of control and privacy since there is a need to reveal highly sensitive information in public reports	Management believes this to be an issue since competitors (as discussed above) are private and they can see what Monarch is doing but Monarch cannot see their competitors’ actions.
Shareholders’ expectations can create pressure on management to perform	Management believes that this has not been an issue.
Corporate governance requirements include business process improvements and non- executive directors’ oversight	Management is concerned that the Board may not totally appreciate the risk each board member takes upon themselves when serving on a public company board.

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To briefly summarize this section, Monarch’s business fundamentals are not dependent on remaining as a public company. In addition Monarch appears to be suffering most of the disadvantages of being public without enjoying the typical advantages. Management has indicated there are three primary benefits that the company’s shareholders have enjoyed over the years that must remain if Monarch were to go private. Those benefits include: 1) liquidity - a market for their stock if a shareholder wants to sell, 2) dividends - a continued dividend stream and 3) transparency – open communication of information about company financial results to company shareholder.

Is Monarch an "Orphan" Public Company?

Without sufficient trading volume, Monarch runs the risk of being a “public company orphan.” Such companies have little analyst coverage and the trading price very often doesn’t accurately reflect the company’s value. A company that is considered an “orphan” by the capital markets should seriously reconsider why they are public in the first place.

Typical "orphan" companies exhibit some, or all, of the following characteristics:

1.	A market capitalization of $250 million or less;
2.	A book value that substantially exceeds market capitalization;
3.	Fewer than two financial analysts covering the company and issuing regular research reports on it;
4.	A price-earnings ratio of less than 10;
5.	Cash on hand greater than market capitalization;
6.	Average trading volume of less than 50,000 shares a day.

Monarch’s own 2013 annual report suggests that it falls into the category of a public company “orphan.” On page 14 of the annual report, it states, “The Company could only obtain the low and high sales prices for Monarch’s stock as reported by Yahoo! at http:/finance.yahoo.com and not the low and high bid quotations for 2013 since there are insufficient market-makers for the reporting of such quotations.”

As of March 27, 2014, Yahoo! Finance indicated the following about Monarch:

1.	Market Capitalization: 100.74 million
2.	Book value: 114 million*
3.	Analysts: None
4.	P/E ratio: 18.65
5.	Cash: 6.4 million*
6.	Trading Volume: 0

*Extracted from the Company’s 2013 annual report.

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Generally the above characteristics evolve over time by an “orphan" company due to one of two reasons. First, the stock market does not recognize the company’s inherent value. Conversely, an efficient market may bestow "orphan" status on a company and properly value the company as the company has no viable business plan and limited, if any, growth prospects.

In the case of Monarch, the market has likely not recognized the company’s inherent value. Most of the above characteristics have been in play at Monarch. As such, Monarch certainly can be called a public company orphan. Moreover, with minimal trading volume and no analyst coverage the company will never enjoy significant stock appreciation over time. Most advisors would say that "orphans" should actively pursue strategies to attract investor attention or consider going private.

Cost of Being a Public Company

Remaining public is an expensive proposition as direct and indirect costs have averaged approximately $643,000 per year over each of the past 3 years. These ongoing direct expenses associated with remaining public include legal and accounting, printing costs and D&O insurance. Continuing in its public status will also require more time and effort as rules and requirements continue to change, which adds to the pressure on the business and its management to keep current. The indirect costs associated with management time devoted to the public company process have been estimated by management at approximately $280,000 this past year.

The following table provides a summary of the significant direct costs associated with being a public company:

Cost	2013	2012	2011
Legal	9,666	11,601	9,698
Accounting	293,900	297,900	297,900
D&O Insurance	49,250	34,650	31,500
Printing and other *	17,700	17,700	17,700
Total Direct	370,516	361,751	356,798
Indirect Costs*	280,000	280,000	280,000
Total	650,516	641,751	636,798

*Costs provided only for one year (2013) so used that amount for all years presented.

The total number of stock transactions processed in each of the past three years was, 90 in 2013, 74 in 2012 and 96 in 2011. This equates to a cost per transaction in 2013 of $7,228. Another way to look at this would be look at this as a cost per share. The 2013 cost translates to $0.16 per share all shares issued and outstanding at year end. The 90 transactions in 2013 represented 185 stock certificates consisting of 807,852 shares or a cost per share of $0.81.

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Costs Will Increase

These costs will very likely continue to rise as the SEC, FASB and the PCAOB continue down the rulemaking path. For example the SEC will be looking for public companies to adopt the new requirements of the COSO internal control framework in 2014, which will add cost and time to the SOX 404 attestation. FASB has passed new rules relating the revenue recognition which will take effort to implement. Lastly, the PCAOB has several proposals on their agenda that will also add to the cost and time required by every audit. While the added costs cannot be quantified at the time, they are certain to increase.

The Hidden Cost of Being Public

The direct and indirect costs of being public as documented above are substantial to say the least. In addition, there are also hidden costs. These “opportunities lost” are costs to the company. They can be related to decisions needing to be postponed due to information delays or lack of information because of management attention to regulatory reporting at the expense of operational reporting and other operational activities. These costs are not easily quantifiable but do have a qualitative impact on the company in terms of morale and limited time to take positive steps forward for the benefit of the business.

Management has said projects get put on the back burner because of the demands of regulatory reporting. The time pressure associated with this reporting puts pressure on the quality of work life balance as well. Management would prefer to do more on site visits to provide support to line managers rather than spend the time complying with ever growing regulatory reporting. For example, the following is a list of operational reports and activities that Management has been unable to develop because of the time devoted to regulatory reporting rules:

•	Analysis of yards per man hour.
•	Detailed sales forecasting by location, indicating individual customers or customer groups, including prices per units and number of units.
•	Detailed expense forecasting for both fixed and variable cost items.
•	Improved return on investment analysis for production equipment.
•	Increased visibility in equipment operating costs facilitating better repair/replace decisions.
•	Specific job pricing models factoring in key performance metrics.
•	Formalized customer collection processes.
•	Timely analysis of inventory levels and costs.
•	New computerized accounting system that has been delayed for 10 years.

All of the above would allow management to focus more on business operations instead of the current focus regulatory reporting.

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Why Consider Going Private?

There are many reasons why it may make sense for a Monarch to go private. For example, going private might:

•	Allow management to focus on long-term objectives rather than short-term profits to appease investors.
•	Stockholders will likely realize a similar price for their shares as they currently realize as a public company which historically approximates book value per share.
•
Enable the company to save costs and avoid the disadvantages of complying with the requirements of the Exchange Act and the Sarbanes-Oxley Act, which require, among other things, periodic disclosure of what may be competitive or strategic business information and impose inflexible corporate governance requirements.

•	Reduce the distraction (and potential litigation) that can result from dissatisfied public stockholders.
•	Remove the company’s operations from public scrutiny and minimization of the need to disclose sensitive information that competitors can utilize.

There is no clear blueprint of public companies that are good candidates for going private; most companies that go private generally have, among others, the following general attributes:

➢	Management Team - A strong management team that is able to run and create a more efficient company with the same cash-generating ability.
➢	Market Capitalization - Shares undervalued.
➢	Inside Ownership - Significant insider ownership so that fewer shares need to be acquired.
➢	Cash Flows - Stable cash flows, a strong balance sheet with a low amount of outstanding debt and an established customer base, particularly if external financing is needed.

Monarch certainly has the above attributes to meet the needs of going private. In addition if the company desires to pursue a going private path, one stated goal was to find an approach that would minimize the use of cash or debt to fund the transaction.

Going private transactions often are effected by additional investment and debt financing provided by banks or other sources, in what can be called a company or management buyout. Going private transactions may take many different forms; however, they are most typically conducted through one of the following:

➢	Cash-out Merger - All outstanding shares of the company, other than shares held by the buyer or buying group, are converted into cash, following majority or other approval of the shareholders.

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➢
Cash Tender Offer - The acquirer purchases the outstanding shares directly from other shareholders, usually followed by a “squeeze-out” merger of any shareholders who did not accept the tender offer (sometimes referred to as a “two-step” approach).

➢
Reverse Stock Split - Individuals with smaller holdings who otherwise would receive fractional shares are given cash in lieu of the fractional shares, so that the company ends up with fewer shareholders.

➢
Creation of Multiple Stock Classes – It may be possible to create multiple classes of stock to restructure the shareholder into various class groups. The purpose of which would be to get the number of shareholders of record for the publicly traded shares below the 300 shareholder threshold.

Going Private – A Brief Look at the Rules

A company can go private under one of the following two circumstances:

•	There are no more than 300 shareholders of record.
•	There are no more than 500 shareholders of record and the company has not exceeded $10 million of assets as of the end of the last three fiscal years.

A shareholder of record is a person or entity listed in the shareholder records of a business as owning its stock. A brokerage can be the shareholder of record on behalf of its clients. Thus, it is possible to have many more actual shareholders than is indicated by the number of shareholders of record. The company currently has approximately 600 shareholders of record.

For either of the two preceding circumstances, going private involves filing the very simple Form 15 with the SEC. Only the approval of the board of directors is required to go private; there is no shareholder vote. In addition, if a company’s shares are listed on a stock exchange, the exchange should be notified. The type of notification varies by exchange.

Since there are too many shareholders, the company will have to find a way to reduce the number, such as through a stock buyback program or a reverse stock split as briefly mentioned above. At that point, it would then document its intentions in the much more elaborate Schedule 13e-3, which is filed with the SEC. Schedule 13e-3 requires a discussion of the purposes of the stock buyback or reverse split, any alternatives considered by the company, and whether the transaction is unfair to unaffiliated shareholders.

The SEC views going private transactions with some suspicion, on the speculation that they must be one-sided transactions in favor of those buying existing shares. Consequently, I expect the SEC to review and comment on the Schedule 13e-3, possibly several times, which could result in a multi-month delay between filing the form and taking any of the actions noted in it. Once the company then takes steps to reduce the number of shareholders that were outlined in the Schedule 13e-3, it can file a Form 15 and take itself private.

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Risks Associated with Going Private

All transactions of this nature are not without some risk. When going private a company must comply with both state and federal laws that apply to acquisitions of public companies generally, as well as the additional legal requirements that state courts and the Securities and Exchange Commission have established for going private transactions, which had been briefly discussed above. These additional requirements are designed largely to protect the public stockholders and impose requirements on the procedures used for, as well as the substance of, going private transactions. The additional legal requirements mean that what a company that is contemplating going private must be particularly attentive to strategic considerations. To avoid unintended consequences, the company should carefully consider the following key issues before moving forward:

1.	The risk (and likelihood) of litigation.
2.	The structure of the transaction.
3.	Disclosure obligations.
4.	Timing considerations.
5.	Potential for competing offers once the decision to go private is known.

Summary

There are many companies that have considered and gone private over the years; Blackberry and Dell immediately come to mind. In addition, there are many successful privately held companies, including H.J. Heinz Co, Mars Inc., Toys ‘R’ Us, and Fidelity Investments. In the United States alone, the value of “take private” transactions jumped from $14 billion for the whole of 2012 to roughly $80 billion by early August of 2013, according to data provider Dealogic. Going private or remaining private has been a good strategic decision for many companies.

Monarch is at a very critical juncture in its history. As discussed above, the value attributes of being a public company are not directly matched with the strategic value drivers of the Company. The company doesn’t use the public markets for expansion or raising additional financing. Monarch is a thinly traded public company orphan that spends over $640,000 per year to maintain its public company status.

The stated goals for the Company’s shareholders of liquidity, dividends and transparency can be continued as a private company at much less cost in terms of both dollars and time. In addition, as a private company Monarch can focus more on the future and less on the burden of regulatory compliance.

Respectfully submitted

/s/ Kennedy and Coe, LLC
Kenned and Coe, LLC
Lenexa, KS

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